UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 November 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

24 November 2025

Statement regarding proposal for Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.8 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE UK CODE) THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

Following preliminary discussions with the Board of Anglo American plc (Anglo American), BHP Group Ltd (BHP) confirms that it is no longer considering a combination of the two companies.

Whilst BHP continues to believe that a combination with Anglo American would have had strong strategic merits and created significant value for all stakeholders, BHP is confident in the highly compelling potential of its own organic growth strategy.

This is a statement to which Rule 2.8 of the UK Code applies. As is customary, BHP reserves the right to set aside this statement in the following circumstances that are set out under Note 2 to Rule 2.8 of the UK Code:

(a)	Anglo American’s Board of Directors agreeing to this statement being set aside;

(b)	a third party announcing a firm intention to make an offer for Anglo American;

(c)	Anglo American announcing a Rule 9 waiver proposal (as described in Note 1 of the Notes on Dispensations from Rule 9 of the UK Code) or a reverse takeover (as defined in the UK Code); or

(d)	the UK Panel on Takeovers and Mergers determining that there has been a material change of circumstances.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas
Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

Lazard (Joint Lead Financial Adviser to BHP)	+44 20 7187 2000
Cyrus Kapadia Spiro Youakim Jonathan Pallett Gustavo Plenge

UBS (Joint Lead Financial Adviser to BHP)	+44 20 7567 8000 / +61 2 9324 3100
David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart

Barclays (Joint Lead Financial Adviser to BHP)	+44 20 7623 2323
Philip Lindop Adrian Beidas Akshay Majithia Eoin Healy

Rule 9 waiver proposal and reverse takeover

A Rule 9 waiver proposal is where the Panel is asked to waive the obligation to make an offer under Rule 9 of the UK Code which would otherwise arise where, as a result of the issue of new securities as consideration for an acquisition or a cash subscription or in fulfilment of obligations under an agreement to underwrite the issue of new securities, a person or group of persons acting in concert acquires an interest, or interests, in shares which carry 30% or more of the voting rights of a company (to which the UK Code applies).

A transaction will be a reverse takeover if an offeror (being a company to which the UK Code applies) might as a result need to increase its existing issued voting equity share capital by more than 100%.

Financial Advisers

Lazard & Co., Limited (Lazard), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Lazard nor for providing advice in relation to the subject matter or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the PRA) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS Securities Australia Limited (together, UBS) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

BHP Group Limited ABN 49 004 028 077

Barclays Bank PLC, acting through its Investment Bank (Barclays), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

Publication on a website

In accordance with Rule 26.1 of the UK Takeover Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 24, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary